Exhibit 99.1

Rule 4.7B

Appendix 4C

1.	Quarterly report

2.	for entities admitted

3.	on the basis of commitments

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10

Name of entity
BENITEC BIOPHARMA LIMITED

ABN	Quarter ended (“current quarter”)
64 068 943 662	30 September 2015

3.1	Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (3 months) $A’000
1.1	Receipts from customers	229	229
1.2	Payments for (a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	(1,220) (148) (4,234) - (1,913)	(1,220) (148) (4,234) - (1,913)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	153	153
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(7,133)	(7,133)

		Current quarter $A’000	Year to date (3 months) $A’000
1.8	Net operating cash flows (carried forward)	(7,133)	(7,133)
	Cash flows related to investing activities
1.9	Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - - (87) -	- - - - (87) -
1.10	Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.14	Total operating and investing cash flows	(7,220)	(7,220)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	19,462	19,462
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (US listing costs)	(1,996)	(1,996)
	Net financing cash flows	17,466	17,466
	Net increase (decrease) in cash held	10,246	10,246
1.21	Cash at beginning of quarter/year to date	21,787	21,787
1.22	Exchange rate adjustments to item 1.20	356	356
1.23	Cash at end of quarter	32,389	32,389

3.2

3.3	Payments to directors of the entity and associates of the directors

3.4	Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	131
1.25	Aggregate amount of loans to the parties included in item 1.11	nil
1.26	Explanation necessary for an understanding of the transactions
	Payments related to directors’ fees ($73k), consultancy fees ($43k) and legal services ($15k)
3.5

3.6	Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows none

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest none
3.7

3.8	Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

3.9	Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	2,483	478
4.2	Deposits at call	29,906	21,309
4.3	Bank overdraft
4.4	Other (provide details)
	Total: cash at end of quarter (item 1.23)	32,389	21,787

3.10	Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

3.11	Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:                                                  Date: 30 October 2015

Company secretary

Print name: Greg West

3.12	Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.	Accounting Standards. ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

3.13